

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Jeremy Pearman
Chief Executive Officer
Securitas EDGAR Filings, Inc.
Empire State Building
350 5th Avenue, 59th Floor
New York, New York 10118

> **Re:** **Securitas EDGAR Filings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 13, 2010**
> **File No. 333-167824**

Dear Mr. Pearman:

We have reviewed amendment two to your registration statement and your letter submitted December 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. We note that in response to comment 7 of our October 18, 2010 letter, you revised the financial statement date references in your risk factors. However, you did not revise the corresponding financial information. Please revise the applicable risk factors to provide the most current financial information, and ensure that your revisions take into account our comment below regarding the need to update your interim financial statements.

Financial Statements, page 41

2. Effective November 12, 2010, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please revise to include financial statements for the most recently completed interim period.

Exhibits, page 44

3. We note that you revised the file number in your exhibit index footnotes in response to comment 8 of our October 18, 2010 letter. Please correct the file number reference in the first footnote by removing the last "4."

4. We note that you filed counsel's legal opinion with this amendment, but your exhibit index indicates that it is incorporated by reference to your initial filing. Please revise.

Signatures, page 47

5. We note that Mr. Pearman's signatures are dated September 30, 2010, but this amendment was filed December 13, 2010. Please ensure that date of all signatures is consistent with the date of filing the respective amendment.

Exhibit 23

6. Please file an updated copy of the auditor's consent to the use of their audit report. Please note that the Staff requires a new consent with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert L.B. Diener, Esq.
        Via Fax (310) 362-8887